Exhibit 99.1

Sysorex Reports Fourth Quarter and 2018 Financial Results and Provides Corporate Update

HERNDON, Va., Mar. 28, 2019 (GLOBE NEWSWIRE) -- Sysorex, Inc. (OTCQB:SYSX) (“Sysorex”), a leading information technology and telecommunications solutions and services provider to government and customers, today reported financial results for the fourth quarter and year ended December 31, 2018 and provided an update on corporate developments.

Fourth Quarter 2018 Financial Highlights:

•	2018 Q4 revenue of $920,000
•	2018 Q4 gross margin of 39%
•	2018 Q4 GAAP net loss of $0.09 per share
•	2018 Q4 Non-GAAP Adjusted EBITDA loss[1] of $1.4 million

Full Year Financial Highlights:

•	2018 revenue of $4.5 million
•	2018 gross margin of 50%
•	2018 GAAP net loss of $0.27 per share
•	2018 Non-GAAP Adjusted EBITDA loss[1] of $4.8 million

“2018 was a transitional year for Sysorex as we have successfully separated from our former parent and we are now focused on our core business in delivering information technology solutions and services to our federal, state and local customers. The federal civilian and defense market budget increased over 2018 for the 2019 government fiscal year from $89.6 billion to $90.8 billion for information technology spending,” said Zaman Khan, CEO of Sysorex. “We have several Best-In-Class contracts that are accessible by all government agencies and some state and local customers.”

“Our major focus after the separation of our former parent was to focus on reducing the trade debt that we inherited, which we have reduced from $23 million, as of January 1, 2018, to $11.1 million, as of December 31, 2018. We have also added several new vendors to our portfolio of offerings, became first tier subcontractors on recently awarded prime contracts to large systems integrators, and we have created a pipeline of strategic capture that we are pursuing in 2019. Additionally, we are actively working on improving our cash position and are investigating potential acquisition opportunities. With all these activities, I am pleased with our progress, which we believe will help us move towards positive cash flow,” Mr. Khan concluded.

2018 Financial Results

Net Revenue: Revenues for the year ended December 31, 2018 were $4.5 million compared to $41.2 million in 2017; a decrease of approximately $36.7 million, or 89%.

Gross Profit: The gross profit margin for the year ended December 31, 2018 was 50% compared to 20% for the year ended December 31, 2017. The increase in gross margin is primarily attributable to the adoption of Accounting Standards Codification 606, principal versus agent, where certain maintenance and software contracts costs are netted against revenues and not recorded in cost of goods sold.

GAAP Net Loss: Net loss attributable to stockholders of Sysorex for the year ended December 31, 2018 was $7.9 million compared to $16.9 million for the comparable period in the prior year. This decrease in net loss of approximately $9 million was primarily attributable to the $7.4 million lower other income/expenses in addition to a $1.6 million decrease in Other Income (Expense) which was primarily attributable to reduced interest charges and an extinguishment loss on debt modification in 2017 of $900,000.

Non-GAAP Adjusted EBITDA: Adjusted EBITDA for the year ended December 31, 2018 was a loss of $4.8 million compared to a loss of $4.9 million for the prior year period. Non-GAAP adjusted EBITDA is defined as net income (loss) before interest, provision for income taxes, and depreciation and amortization plus adjustments for other income or expense items, non-recurring items and non-cash items.

1 A reconciliation of GAAP to non-GAAP financial measures is provided in the financial statement tables included in this press release. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures”.

Business Highlights

•	Paid down trade debt by 48%
•	Reduced its direct labor costs by $508,000
•	Reduced OPEX by approximately $30,000
•	Sysorex has become an authorized reseller of Lexmark printers, Panasonic ruggedized systems and Samsung display products
•	Accepted into Dell’s new channel reseller program

About Sysorex

Sysorex provides information technology and telecommunications solutions and services to government and commercial customers primarily in the United States. Sysorex’s goal is to deliver right-fit information technology solutions that help organizations reach their next level of business advantage. To that end, Sysorex provides a variety of IT services and/or technologies that enable customers to manage, protect, and monetize their enterprise assets whether on-premises, in the cloud, or via mobile. For more information regarding Sysorex, please visit www.sysorexinc.com

Safe Harbor Statement

All statements in this release that are not based on historical fact are “forward-looking statements” (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended), including but not limited to statements regarding Sysorex’s expectations of its ability to effectively pursue its operating priorities and strategies and to achieve growth and profitability. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. These forward-looking statements are subject to a number of risks, including the fluctuation of economic conditions, the performance of management and employees, Sysorex’s ability to obtain financing, competition, general economic conditions and other risks described in the risk factors set forth in Sysorex’s filings with the SEC, which are available on the SEC’s web site at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release and in Sysorex’s filings with the SEC. Sysorex undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP Financial Measures

Management believes that certain financial measures not in accordance with generally accepted accounting principles in the United States (“GAAP””) are useful measures of operations. EBIDTA and Adjusted EBITDA. Sysorex defines “EBITDA” as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization. Management uses Adjusted EBITDA as the matrix in which it manages the business and Sysorex defines “Adjusted EBITDA” as EBITDA plus adjustments for other income or expense items, non-recurring items and non-cash items.

Management provides Adjusted EBITDA so that investors will have the same financial information that management uses, which may assist investors in assessing Sysorex’s performance on a period-over-period basis. Adjusted EBITDA is not a measure of financial performance under GAAP, and should not be considered an alternative to net income (loss) or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Adjusted EBITDA has limitations as an analytical tool and should not be considered either in isolation or as a substitute for analysis of Sysorex’s results as reported under GAAP.

Contacts

Sysorex Investor Relations:

CORE IR

Scott Arnold, +1-516-222-2560

Managing Director

www.coreir.com

SYSOREX, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(In thousands, except number of shares and par value data)

	December 31,
	2018	2017
Assets
Current Assets
Cash and cash equivalents	$6	$22
Accounts receivable, net	321	1,881
Notes and other receivables	9	170
Inventory	-	7
Prepaid licenses and maintenance contracts	15	4,638
Prepaid assets and other current assets	50	263

Total Current Assets	401	6,981

Prepaid licenses and maintenance contracts, non-current	-	2,264
Property and equipment, net	27	172
Intangible assets, net	2,572	5,113
Other assets	35	10

Total Assets	$3,035	$14,540

	December 31,
	2018	2017

Liabilities and Stockholders’ Deficit

Current Liabilities
Accounts payable	$13,976	$24,271
Accrued liabilities	603	3,215
Short Term debt, net of debt discount	596	-
Deferred revenue	182	5,554

Total Current Liabilities	15,357	33,040

Long Term Liabilities
Related party note payable	2,204	-
Deferred revenue, non-current	-	2,636
Acquisition liability – Integrio	62	997
Other liabilities	74	39

Total Liabilities	17,697	36,712

Commitments and Contingencies

Stockholders’ Deficit
Common stock, par value $0.0001 per share, 500,000,000 shares authorized; 41,648,222 shares issued and 33,523,268 shares outstanding as of December 31, 2018	4	-
Treasury stock, at cost, 8,124,954 shares at December 31, 2018	(1)	-
Additional paid-in-capital	(11,542)	-
Accumulated Deficit	(3,123)	-
Parent’s net deficit	-	(22,172)
Total Stockholders’ Deficit	(14,662)	(22,172)

Total Liabilities and Stockholder’s Deficit	$3,035	$14,540

SYSOREX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	For the Years Ended
	December 31,
	2018	2017
Revenues
Products	$2,664	$33,392
Services	1,805	7,806
Total Revenues	4,469	41,198

Cost of Revenues
Products	1,070	28,310
Services	1,151	4,770
Total Cost of Revenues	2,221	33,080

Gross Profit	2,248	8,118

Operating Expenses (Income)
Research and development	168	849
Sales and marketing	1,781	4,211
General and administrative	5,749	7,632
Impairment of goodwill	-	7,805
Gain on earnout	(934)	-
Amortization of intangibles	2,540	2,077

Total Operating Expenses, Net	9,304	22,574

Loss from Operations	(7,056)	(14,456)

Other Income (Expense)
Interest expense	(855)	(1,937)
Other income, net	10	348
Extinguishment loss on debt modification	-	(869)

Total Other Income (Expense)	(845)	(2,458)

Net Loss	$(7,901)	$(16,914)
Net Loss per share – basic and diluted	$(0.27)	$(0.60)
Weighted Average Shares Outstanding – basic and diluted	29,385,323	28,208,310

SYSOREX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)

	For the Years Ended
	December 31,
	2018	2017
Cash Flows from Operating Activities
Net loss	$(7,901)	$(16,914)
Adjustment to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	115	187
Amortization of intangibles	2,540	2,077
Impairment of goodwill	-	7,805
Gain on earnout – Integrio acquisition	(934)	(561)
Loss on disposal of fixed assets	29	53
Loss (Gain) on the settlement of liabilities	276	(430)
Stock based compensation	65	150
Extinguishment loss on debt modification	-	869
Amortization of debt discount	299	672
Provision for doubtful accounts	276	21
Change in fair value of accrued issuable equity	(54)	-
Changes in operating assets and liabilities:
Accounts receivable	1,284	8,881
Other receivables	161	169
Inventories	7	193
Other current assets	213	395
Prepaid licenses & maintenance contracts	(15)	11,588
Other assets	(25)	68
Accounts payable	(10,570)	2,376
Accrued liabilities	(2,612)	653
Deferred revenue	182	(12,681)
Other liabilities	88	(119)
Total Adjustments	(8,675)	22,366
Net Cash Provided By (Used In) Operating Activities	(16,576)	5,452

Cash Flows From Investing Activities
Cash acquired in spin-off	362	-
Purchase of property and equipment	-	(80)
Net Cash Used in Investing Activities	362	(80)

Cash Flows From Financing Activities
Cash proceeds from related party note	3,244	-
Repayments to related party note	(1,040)	-
Cash proceeds from short term debt	520	-
Cash paid for short term debt transactional costs	(20)
Net cash proceeds from Payplant credit facility	96	-
Net distributions from (to) parent	13,398	(6,288)

Net Cash Provided By (Used In) Financing Activities	16,198	(6,288)
Net Decrease in Cash	(16)	(916)

Cash - beginning of period	22	938

Cash - end of period	$6	$22

Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Interest	$784	$31
Income taxes	$6	$1

Non-cash investing and financing activities:
Adjustment to opening retained earnings for adoption of ASC 606	$1,287	$-
Net distributions from parent	$299	$1,691

Debt discount – original issue discount	$105	$-

Acquisition of Integrio Technologies:
Assumption of assets other than cash (property and equipment)	$-	$64
Assumption of assets other than cash - intangibles	$-	$4,858